UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2017

Commission File 001 — 33175

Vedanta Limited

(formerly Sesa Sterlite Limited)

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑                    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

Pursuant to Regulation 10(6) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (hereinafter referred to as ‘SEBI (SAST), 2011’) we wish to inform you that Vedanta Limited, a company listed on your exchange, has acquired 27,096,506 shares of Cairn India Limited, a Company listed on your exchange on January 24, 2017 by way of off market inter-se transfer of shares amongst the promoter group. In this connection, please find enclosed the disclosure as per Regulation 10(6) of the SEBI (SAST), 2011.

Exhibits

Ex-99.1	Filings with the Indian Stock Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2017

VEDANTA LIMITED

By:	/s/ GR Arun Kumar
Name:	GR Arun Kumar
Title:	Whole Time Director & Chief Financial Officer